EXHIBIT 99.2

Borden Ladner Gervais LLP
1200 Waterfront Centre
200 Burrard St, P.O. Box 48600
Vancouver, BC, Canada V7X 1T2
T 604.687.5744
F 604.687.1415 blg.com

October 27, 2015

VIA SEDAR

British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

The Manitoba Securities Commission

Ontario Securities Commission

Nova Scotia Securities Commission

The Office of the Superintendent of Securities (Prince Edward Island)

Office of the Superintendent of Securities, Service Newfoundland & Labrador

Financial and Consumer Services Commission (New Brunswick)

Dear Sirs/Mesdames:

Re:	Sandstorm Gold Ltd. (“Sandstorm”) Amended and Restated Prospectus Supplement

We refer to the amended and restated prospectus supplement (the “Amended and Restated Prospectus Supplement”) of Sandstorm dated October 27, 2015 relating to the offering of units consisting of one common share in the capital of Sandstorm and one-half of one common share purchase warrant.

We hereby consent to the references to our name on page iii, under the heading “Legal Matters” and under the heading “Interest of Experts” in the Amended and Restated Prospectus Supplement, and to our name and the use of our opinion under the headings “Canadian Federal Income Tax Considerations” and “Eligibility for Investment” in the Amended and Restated Prospectus Supplement.

We also confirm that we have read the Amended and Restated Prospectus Supplement and that we have no reason to believe that there are any misrepresentations in the information contained in the Amended and Restated Prospectus Supplement that is derived from our opinion or that is within our knowledge as a result of the services we performed to render our opinion.

Yours truly,

/s/ Borden Ladner Gervais LLP

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